GRANITE FALLS ENERGY, LLC

15045 HIGHWAY 23 SE • P.O. BOX 216 • GRANITE FALLS, MN • 56241-0216

PHONE: 320-564-3100 • FAX: 320-564-3190

March 25, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

W. John Cash, Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-7010

Re:Granite Falls Energy, LLC

Form 10-K for the Fiscal Year Ended October 31, 2015 Filed January 28, 2016

Definitive Proxy Statement on Schedule 14A Filed February 1, 2016

File No. 0-51277

Dear Mr. Cash:

This letter acknowledges our receipt of your letter dated March 14, 2016 providing comments on the above-referenced filings for Granite Falls Energy, LLC (the “Company”) and confirms our counsel’s discussion with Mr. Slivka regarding an extension. As agreed, the Company will respond to your comment letter no later than April 15, 2016.

Should you have any questions, please contact the undersigned by telephone at (320) 564-3100 or by e-mail at sschuler@granitefallsenergy.com or the Company’s counsel, Amy Piepmeier, by telephone at (515)  246-7867 or by email at amypiepmeier@davisbrownlaw.com.

Sincerely,

/s/ Stacie Schuler

Stacie Schuler,

Chief Financial Officer

cc:Dale Welcome (via EDGAR)

Anne McConnell (via EDGAR)

Sherry Haywood (via EDGAR)

Craig Slivka (via EDGAR)

Steve A. Christensen (via email)

Amy R. Piepmeier, Esq. (via email)

William E. Hanigan, Esq. (via email)